

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 5, 2016

Mark C. Throdahl
President and Chief Executive Officer
OrthoPediatrics, Corp.
2850 Frontier Drive
Warsaw, IN 46582

Re: OrthoPediatrics, Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 22, 2016
CIK No. 0001425450

Dear Mr. Throdahl:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

OrthoPediatrics, page 1

1.   We note your response to prior comment 1. However, please add balancing disclosure regarding your lack of treatment and outcome data to the final paragraph of this section. Also, it is unclear how input in design from surgeon advisors or patents attests to the effectiveness of your products at protecting a child's growth plates, as you state in your response. Please revise the first bullet point on page 75 accordingly.

2.   We note your response to prior comment 2 and your revised disclosure on page 2 about the impact of the Pediatric Medical Device Safety and Improvement Act of 2007 on the FDA clearance time for your products. Please tell us why you believe it is appropriate to compare your FDA clearance time with the average approval time for all medical devices as opposed to only those devices to which the Act applies.

We rely on a network of third-party independent sales agencies…, page 37

3.   Please expand your response to prior comment 10 to address whether the loss of the independent sales agency you reference in this risk factor would have a material adverse effect on you. If so, please disclose the identity of this sales agency and the nature of your current consignment relationship. In this regard, it is unclear to us what you mean on page 64 where you state that your inventory is held by field sales representatives or consigned at customer locations.

Market and Industry Data, page 50

4.   Please expand your response to prior comment 12 to clarify whether you commissioned any of the other data and studies that you disclose in your filing. For example, we note your reference to data from IMS Health, Inc. on page 73.

Note 2. Significant Accounting Policies, page F-7

5.   We note your disclosure on page 38 that one independent sales agency accounts for greater than 10% of your revenue in 2015. Please revise your notes to disclose the concentration with this independent sales agency. Refer to ASC 275-10-50-16, 50-18, and 50-20.

Inventories, page F-9

6.   We note your response to comment 24. Please disclose that your inventories held with third-party independent sales agencies are also considered to be finished goods inventories.

Item 15. Recent Sales of Unregistered Securities, page II-2

7.   Please expand your response to prior comment 27 to clarify which of the transactions disclosed in this section of your filing relate to the "provision of stock or stock options" to physicians that you mention on page 36.

       You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                   Sincerely,

                   /s/ Daniel Morris for

                   Amanda Ravitz
                   Assistant Director
                   Office of Electronics and Machinery

cc: Charles K. Ruck, Esq.
         Latham & Watkins LLP